FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida General Manager of Corporate Business Systems Administration Division

Date: June 25, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 49th Ordinary General Meeting of Shareholders

(Translation)

June 25, 2003
To Our Shareholders:
Yasuo Nishiguchi, President and Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 49th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 49th Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

Business report, balance sheet and statement of income with respect to the 49th fiscal year (from April 1, 2002 to March 31, 2003)

The contents of the above documents were reported.

Commencing with the 49th fiscal year, the balance sheet and statement of income are made available for inspection at the website of the Company at the following address, in lieu of presentation by public notice.

http://www.kyocera.co.jp

Matters resolved:

Agendum No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 49th Fiscal Year

It was resolved, as proposed by the Company, that the amount of cash dividends to shareholders should be 30 yen per share.

Agendum No. 2:	Acquisition by the Company of its Own Stock

It was resolved, as proposed by the Company, that during the period from the end of the Ordinary General Meeting of Shareholders held on the date hereof to the end of the next Ordinary General Meeting of Shareholders, in accordance with Article 210 of the Commercial Code, the Company would purchase up to 5,000,000 shares of its own Common Stock for maximum consideration in the amount of 50 billion yen.

Agendum No. 3:	Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

Please see “Amendments to the Articles of Incorporation” below for amendments adopted.

Agendum No. 4:	Election of 13 Directors

Messrs. Kazuo Inamori, Kensuke Itoh, Yasuo Nishiguchi, Masahiro Umemura, Michihisa Yamamoto, Noboru Nakamura, Isao Kishimoto, Hisao Hisaki, Rodney N. Lanthorne and John S. Gilbertson were re-elected and assumed the office of Director. Messrs. Yuzo Yamamura, Naoyuki Morita and Koji Seki were newly elected and assumed the office of Director.

Agendum No. 5:	Election of 2 Corporate Auditors

Mr. Shinji Kurihara was elected as a successor Corporate Auditor of Mr. Mitsuru Akimoto, and Mr. Yasuo Akashi was newly elected as an additional Corporate Auditor. They assumed the office of Corporate Auditor.

The term of office of Mr. Shinji Kurihara as the successor shall expire at the conclusion of the 50th Ordinary General Meeting of Shareholders in accordance with provision of the Articles of Incorporation.

Agendum No. 6:	Payment of Retirement Allowances to Retiring Directors

It was resolved, as proposed by the Company, that the Company would pay retirement allowances to retiring Directors, in an amount in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by resolution of the Board of Directors.

Agendum No. 7:	Issuance of Stock Acquisition Rights for Granting Stock Options

It was resolved, as proposed by the Company, that in order to grant stock options to Directors, Corporate Auditors, Executive Officers and employees of the Company and its affiliates, the Company would issue stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code.

Attachment to the Notice of Resolution

Amendments to the Articles of Incorporation

The resolved amendments are as follows:

(The underlined portion indicates the amendment.)

Before Amendment	After Amendment

<Newly added>

Article 7. Purchase of Shares to Increase the Number of Shares of Shareholders holding Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company holding shares not constituting a full share unit may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of Shares as will, when aggregated with the relevant shares not constituting a full share unit can, constitute a full share unit.

Article 7. Record Date

1. The Company shall deem the shareholders entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

Article 8. Record Date

1. The Company shall deem the shareholders holding voting rights entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof, deem the shareholders or pledgees entered or recorded in the Shareholders Register as of a fixed date to be those shareholders or pledgees who are entitled to exercise their rights.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof set a record date an extraordinary basis.

Article 8. Transfer Agent 1. The Company shall have a Transfer Agent for the shares.	Article 9. Transfer Agent 1. (Same as at present)

2. The Transfer Agent and its office for share handling shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. (Same as at present)

3. The Shareholders Register of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit and other businesses relating to the shares.	3. The Shareholders Register and the Register of Lost Share Certificate of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit by the Company or from the Company and other businesses relating to the shares.

Article 9. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

Article 10. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit by the Company and from the Company and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

Article 10. to Article 12. (Omitted)	Article 11. to Article 13. (Same as at present)

Article 13. Method of Resolutions

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.

Article 14. Method of Resolutions 1. (Same as at present)

<Newly added>	2. Resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders must present.

Article 14. to Article 19. (Omitted)	Article 15. to Article 20. (Same as at present)

Article 20. Representative Directors 1. The President shall be a Representative Director.	Article 21. Representative Directors 1. (Same as at present)

2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the executive Directors set forth in paragraph 1 of the immediately preceding Article.	2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the Directors.

Article 21. to Article 25. (Omitted)	Article 22. to Article 26. (Same as at present)

Article 26. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within three years after assumption of their offices.

Article 27. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within four years after assumption of their offices.

2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of his predecessor would otherwise terminate.	2. (Same as at present)

Article 27. to Article 35. (Omitted)	Article 28. to Article 36. (Same as at present)

The Company newly established Article 7 in the Articles of Incorporation to introduce a system enabling the shareholders holding shares not constituting a full share unit to purchase additional shares pursuant to Article 221-2 of the Commercial Code. Shareholders holding shares not constituting a full share unit will be entitled to require the Company to sell shares in such number as shall, when aggregated with the shares not constituting a full share unit held by such shareholder, amount to one hundred shares. With respect to applicable procedures, please contact Daiko Shoken Business Co., Ltd.

Transfer Agent:	Daiko Shoken Business Co., Ltd.

Share handling office of the Transfer Agent:	Stock Transfer Department in the Principal Office of Daiko Shoken Business Co., Ltd. 4-6, Kitahama 2-chome, Chuo-ku, Osaka 541-8583

For Inquiries:	Phone number: 0120-255-100